COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES		EXHIBIT 12

	Years ended December 31,

( in thousands )	2002	2001	2000

EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$316,889	$266,040	$279,478
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	34,618	44,791	58,361

Earnings as defined	$351,507	$310,831	$337,839

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$28,301	$39,197	$51,934
Interest capitalized	625	730	206
Portion of rental expense representative of the interest factor	6,317	5,594	6,427
Preferred stock dividends of majority-owned subsidiary companies	80	80	80

Fixed charges as defined	$35,323	$45,601	$58,647

RATIO OF EARNINGS TO FIXED CHARGES	9.95	6.82	5.76

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